UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Whole Earth Brands, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.0001 per share

(Title of Class of Securities)

96684W100

(CUSIP Number)

Continental Grain Company

767 Fifth Avenue, 15th Floor

New York, NY 10153-0015

212.207.5100

Attention: Michael Mayberry, General Counsel

May 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96684W100

1.	Names of Reporting Persons. Continental Grain Company
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person CO

*	As a result of the transactions described in Item 4 hereof, the Reporting Persons (as defined below) no longer beneficially own any share of Common Stock (as defined below) or have any voting power or dispositive power over any share of Common Stock.

CUSIP No. 96684W100

1.	Names of Reporting Persons. WSO Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person OO

*	As a result of the transactions described in Item 4 hereof, the Reporting Persons no longer beneficially own any share of Common Stock or have any voting power or dispositive power over any share of Common Stock.

CUSIP No. 96684W100

1.	Names of Reporting Persons. WSO Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person PN

*	As a result of the transactions described in Item 4 hereof, the Reporting Persons no longer beneficially own any share of Common Stock or have any voting power or dispositive power over any share of Common Stock.

CUSIP No. 96684W100

Schedule 13D

This Amendment No. 1 amends and supplements the Statement on Schedule 13D jointly filed by Continental Grain Company (“CGC”), WSO Holdings, LLC (“WSO LLC”) and WSO Holdings, LP (“WSO LP”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on March 7, 2022 (the “Original 13D”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Whole Earth Brands, Inc. (the “Issuer”).

Item 4. PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended to add the following:

On May 18, 2022, the Reporting Persons sold all of their shares of Common Stock for a price of $6.62 per share. As a result of such sales, as of the date hereof, the Reporting Persons no longer beneficially own any share of Common Stock or have any voting power or dispositive power over any share of Common Stock.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)	The Reporting Persons no longer have any beneficial ownership of any share of Common Stock.

(b)	The Reporting Persons have no sole or shared power over any share of Common Stock.

(c)	The Reporting Persons have effected the following transactions in the past sixty (60) days:

Date of Transaction	Number of Shares Acquired (Sold)		Price per Share
February 23, 2022	2,533,920	(1)	N/A	(2)
May 18, 2022	(2,533,920	)(3)	$6.62

(1)	Represents 2,139 shares of Common Stock received by WSO LLC and 2,531,781 shares of Common Stock received by WSO LP.

(2)	The shares of Common Stock were received as earn-out consideration in connection with the Issuer’s acquisition of all of the issued and outstanding capital stock of WSO Investments, Inc. (“WSO Investments”) pursuant to the Stock Purchase Agreement, dated as of December 17, 2020, by and among us, WSO Investments, WSO LP, WSO LLC and certain other parties thereto.

(3)	Represents 2,139 shares of Common Stock sold by WSO LLC and 2,531,781 shares of Common Stock sold by WSO LP, in each case at a price per share of $6.62.

(d)	Not applicable.

(e)	As of the close of business on May 18, 2022, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2022

CONTINENTAL GRAIN COMPANY

By:	/s/ Ari Gendason
Name:	Ari Gendason
Title:	Chief Investment Officer

WSO HOLDINGS, LLC

By:	/s/ Peter Webel
Name:	Peter Webel
Title:	Vice President

WSO HOLDINGS, LP

By:	WSO HOLDINGS, LLC, its general partner

By:	/s/ Peter Webel
Name:	Peter Webel
Title:	Vice President